                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For                REPORT TO SHAREHOLDERS, SECOND QUARTER 2002
    ----------------------------------------------------------------------------


         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
    ----------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)


               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
    ----------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X
          -----                                                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
     -----                              -----

                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K

Documents index

1.  Report to Shareholders, Second Quarter 2002

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS


Periods ended June 30
(In millions of US dollars, except per share amounts)
(Unaudited)


                                                      Three Months                                   Six Months
===================================================================================================================================
                                                    2002         2001      Change                2002          2001     Change
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Revenues                                       $ 1,471.5    $ 1,502.3       (2)%            $ 2,930.7     $ 3,079.0       (5)%
Operating income before amortization               211.2        243.0      (13)%                400.9         462.2      (13)%
Operating income                                   127.8        159.0      (20)%                234.6         295.4      (21)%
Net income*                                         64.2         63.2        2 %                110.2         105.7        4 %
Cash provided from operating activities            109.4        277.2                            82.4         123.7
Free cash flow from operations**                    40.1        178.9                           (40.0)        (39.7)
Operating margin before amortization                14.4%        16.2%                           13.7%         15.0%
Operating margin                                     8.7%        10.6%                            8.0%          9.6%
===================================================================================================================================

SEGMENTED INFORMATION
REVENUES
    North America                              $ 1,189.6    $ 1,252.5       (5)%            $ 2,390.6     $ 2,568.1       (7)%
    Europe                                         239.0        213.3       12 %                450.8         440.4        2 %
    Latin America                                   43.3         36.6       18 %                 90.0          70.8       27 %

OPERATING INCOME
    North America                                $ 123.8      $ 139.0      (11)%              $ 231.3       $ 264.0      (12)%
    Europe                                           8.4         16.3      (48)%                 13.7          29.1      (53)%
    Latin America                                    2.7          2.4       13 %                  5.0           4.3       16 %

OPERATING MARGINS
    North America                                   10.4%        11.1%                            9.7%         10.3%
    Europe                                           3.5%         7.6%                            3.0%          6.6%
    Latin America                                    6.1%         6.6%                            5.5%          6.1%
===================================================================================================================================

FINANCIAL POSITION
Working capital                                                                              $  (93.9)     $   53.8
Total assets                                                                                  6,262.8       6,300.9
Long-term debt (including convertible notes)                                                  2,201.2       2,245.4
Shareholders' equity                                                                          2,552.5       2,521.7
Debt-to-capitalization                                                                          46:54         47:53
===================================================================================================================================

PER SHARE DATA
Earnings*
   Basic                                          $ 0.40       $ 0.41       (2)%              $  0.68       $  0.68        - %
   Diluted                                        $ 0.40       $ 0.41       (2)%              $  0.68       $  0.68        - %
Dividends on equity shares                        $ 0.12       $ 0.12        - %              $  0.24       $  0.22        9 %
Book value                                                                                    $ 14.90       $ 15.35       (3)%
===================================================================================================================================

* Effective January 1, 2002, net income and earnings per share reflect the new accounting policy adopted by the Company under which goodwill is no longer amortized.

** Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

MESSAGE TO SHAREHOLDERS
Quebecor World's second quarter results demonstrate that our decision last October to undertake a major restructuring of our operations was clearly the right one. This restructuring has resulted in fewer but larger and more specialized plants that are now delivering improved efficiencies. This coupled with strict cost containment and lower financial expense has allowed the Company to improve net income in spite of some of the most difficult market conditions we've seen in a decade.

For the first six months of 2002, net income was up 4% to $110.2 million compared to the same period in 2001 and diluted earnings for the first six months of 2002 was $0.68, equal to the corresponding period in 2001. Net income for the quarter increased 2% to $64.2 million from $63.2 million a year earlier and diluted earnings per share were $0.40 compared to $0.41 in the same quarter last year. This year's results incorporate the new accounting rules relating to the non-amortization of goodwill.

Our restructuring program, which was scheduled for completion at the end of September, is now substantially complete in North America. Ten facility closures have either been completed or are underway and more than 20 pieces of major equipment have been successfully relocated.

The economic environment in most of the geographies in which we operate continues to be challenging. This is effecting the business of many of our customers and therefore their relationship with us is impacted. For example, U.S. advertising pages were down 6.4% in the second quarter of 2002 versus the same period in 2001.

Challenging market conditions continued in the second quarter, revenues were lower than anticipated but have held up relatively well particularly when compared to those of our major competitors. For Quebecor World, consolidated revenues of $1.47 billion for the second quarter were down 2% from the same period in 2001. Year-to-date revenues were $2.9 billion for the six-month period compared to $3.1 billion for the same period in 2001. Lower revenues are the result of continuing lower demand for print advertising and promotions combined with price pressures due to excess capacity in the industry. Quebecor World has been able to largely offset these factors through significant new account gains and the acquisition of the Retail Printing Corporation in the U.S. as well as the printing and binding assets of Hachette Filipacchi Medias in Europe.

SIGNIFICANT NEW ACCOUNT GAINS IN NORTH AMERICA
While we remain focused on further reducing our expenses to offset the impact of soft market conditions, we realize that the absolute key element in the short and long term success of our company is winning business in the marketplace. In 2001, our North American operations had an outstanding year for gaining customers and market share particularly in our retail and catalog businesses and in 2002 our success in these markets continues.

During the quarter, the Company entered into a long-term agreement with Sears, Roebuck and Co. to integrate its paper requirements into the Quebecor World global procurement system. We are very pleased that a company as large as Sears, a major customer of ours for over fifty years, has recognized that our size, geographic scope and inventory management systems position us to enhance their entire supply chain.

More recently, we were also very proud and delighted to announce another major sales win to print all of the catalogs for L.L. Bean, one of the largest cataloguers in the United States. This is an extremely important transaction for our company and we believe it sends a powerful message to the catalog marketplace when such a prestigious company picks Quebecor World as a 100% supplier. Quebecor World has been a proud supplier to L.L. Bean for a number of years, sharing the production with two competitors. After rigorous assessment, L.L. Bean decided to award 100% of its work to Quebecor World as the depth of our manufacturing program, including the most extensive wide web capabilities in the market, gave them the confidence to sole source their catalog production to us. A new wide web gravure press is being added to our platform to further support this expanded relationship.

NORTH AMERICA
The North American operating environment, from which we derive some 80% of our revenues, remains difficult. As a result, revenues from our North American operations were down approximately 5% in the second quarter versus a year earlier. While total operating income for North America was also down, several of our product groups reported improved operating income and margins. These improvements are attributable to the impact of cost reductions and the early benefits of the restructuring initiatives. New account gains as well as the additional contribution from the Retail Printing Corporation acquisition also helped mitigate the impact of a very difficult operating environment.

EUROPEAN OPERATIONS PERFORMED WELL OUTSIDE OF FRANCE
Our European operations, excluding France, performed well posting revenues and operating income similar to last year. Year-to-date operating margins outside of France were broadly comparable to our leading margins in North America.

However, our European results were negatively impacted by the underperformance of our French operations. Complex social legislation in France including the 35-hour work week that resulted in increased labour costs, is inhibiting our ability to adapt to difficult market conditions as quickly as we can in our North and Latin American platforms. Our French operations have historically been profitable and as such French law precludes restructuring. However with some facilities now reporting negative earnings, the Company is developing an action plan that is expected to result in further cost containment measures in France, including the regrouping of certain production facilities and discontinuing the operation of certain non-competitive technologies.

LATIN AMERICAN OPERATONS STILL GOING STRONG
In Latin America revenues increased 18% and were up 27% for the six months ending June 30, 2002 over the corresponding prior year periods. Quebecor World continues to build its position as the leading printer in the region and is the only one offering an extensive multi-country manufacturing platform. This strategy is attracting local and international customers who are looking for an established, dependable supplier to help them expand their business in the region.

SIGNIFICANTLY LOWER FINANCIAL EXPENSE
On a year-to-date basis, financial expenses were $87.7 million, 17% lower than the same period last year due to reduced bank borrowings and lower rates of interest. This improvement reflects our commitment to strengthen the Company's financial condition through tight management of working capital and capital spending requirements. The resulting lower financial expense has contributed to earnings per share and we intend to continue this strategy in the near-term.

Free cash flow from operations was $40.1 million for the second quarter of 2002 and $287 million for the trailing 12 months ended June 30, 2002. We believe that we are on track to achieving our objective of $300 million in free cash flow for 2002.

DIVIDENDS
The Board of Directors declared a dividend of $0.12 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares, CDN$0.4219 per share on Series 4 Preferred Shares and CDN$0.43125 on Series 5 Preferred Shares. The dividends are payable on September 1, 2002 to shareholders of record at the close of business August 16, 2002.

CORPORATE GOVERNANCE
In light of recent events that have undermined investor confidence, good corporate governance has become a matter of even greater focus for public companies. The Company has consistently recognized its duty to ensure the integrity of its corporate governance and disclosure policies and practices. Quebecor World, in acknowledging the additional challenges and responsibilities facing public companies in this changed world, has undertaken a re-evaluation of its governance in the wake of and in response to the new legislation and rules, including as set forth by the TSX, NYSE and SEC.

OUTLOOK
Indications from our customers are that market conditions will remain generally soft for the remainder of 2002. Despite this outlook, management is confident that it can continue to grow earnings through the final six months of 2002 given the Company's significantly lower cost base, both in terms of operational costs and financial expenses, as well as the Company's strong position in the industry.

Management's focus continues to be on completing its restructuring plans by the end of the third quarter and further improving the Company's financial position. In addition, Quebecor World will continue building on its strong sales and marketing initiative and expanding its committment to excellence in customer service. These important initiatives are bringing about permanent improvements that will enhance our ability to benefit from operating leverage when the market improves.


/s/ Brian Mulroney
    ----------------------
    The Right Honourable
    Brian Mulroney
    Chairman of the Board


/s/ Charles G. Cavell
    ----------------------
    Charles G. Cavell
    President and Chief Executive Officer


    Montreal, Canada, August 2002



Breakdown of Revenues
Six Months


By Geographic Segment
Latin America 3%
Europe 15%
North America 82%


By Business Groups
Latin America 3%
Europe 15%
Book 8%
Commercial & Direct 12%
Directory 8%
Other revenues 9%
Magazines & Catalog 27%
Retail 18%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW
--------

Quebecor World is the largest commercial print media services company in the world. We are the market-leader in most of our product categories and geographies. This market leading position has been built through a combination of successfully integrated acquisitions, investments in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

On January 1, 2002, we adopted the new Handbook Section 3062 of the Canadian Institute of Chartered Accountants, Goodwill and Other Intangible Assets. Under this Section, goodwill is no longer amortized to the earnings statements and is tested for impairment annually. We conducted the transitional goodwill impairment test as of the date of adoption and, based on this test, determined that there is no impairment.


REVIEW OF SECOND QUARTER AND YEAR-TO-DATE
-----------------------------------------

There are indications the advertising recession may be easing in the United States. Radio and the Internet are currently seeing an increase in advertising spending, and broadcast television networks are showing strong demand for the coming season. Historically, a rebound in advertising spending occurs first in television and other electronic media with print campains following later. As shown in figure 1, magazine advertising pages, in the second quarter, continued to be down compared to the record year 2000.


FIGURE 1

Clustered bar
Title:        Magazine Advertising Pages - Percentage Change Monthly vs 2000
X-axis        Jan 01 to Jun 02
Y-axis        0%, -5%, -10%, -15%, -20%

Column:             Value:
Jan-01               -0.9%
Feb                  -9.8%
Mar                  -7.9%
Apr                  -9.3%
May                 -16.8%
Jun                 -18.4%
Jul                 -17.2%
Aug                 -12.3%
Sep                  -9.9%
Oct                 -16.7%
Nov                 -17.5%
Dec                 -19.3%
Jan-02              -18.4%
Feb                 -22.9%
Mar                 -14.6%
Apr                 -17.7%
May                 -21.0%
Jun                 -16.9%

Source:       Publishers Information Bureau (PIB)


Revenues were $1,471 million for the second quarter ended June 30, 2002, $31 million lower than 2001. On a year-to-date basis, consolidated revenues slightly decreased from $3,079 million in 2001 to $2,931 million in 2002.

Operating margin for the second quarter was 8.7% compared to 10.6% for the same period in 2001. However, despite difficult market conditions, operating income and margins improved in several of our North American product groups compared to the same period last year, including in the Magazine and Catalog, Retail, and Book groups. This is largely explained by the impact of cost reductions and the early benefits of the restructuring initiatives. In these groups, facility closures were successfully completed in the first six months of 2002.

Our European operations, excluding France, performed well and margins year-to-date were broadly comparable to our industry-leading North American platform. Europe, excluding France, increased revenues and achieved similar operating income compared to the second quarter of

2001. However, our European results were negatively impacted by the underperformance of our French operations which represent approximately half of our European platform. France is being affected by serious price competition by neighbouring countries, especially Germany. This is exacerbated by increased labour costs as a result of the 35 hour work week. France's complex social legislation inhibits our ability to redress this situation as quickly as we would in North and Latin America.


FIGURE 2

Table
Title:        European Financial Highlights ($ millions)

                                                 Six Months
                                         2002        2001        2000
-----------------------------------------------------------------------
Europe excluding France

              Revenues                 $244.4      $230.6       $228.5
              Operating income         $ 20.0      $ 20.5       $ 20.5
              Operating margin            8.2%        8.9%         9.0%

France

              Revenues                 $206.4      $209.8       $216.7
              Operating income         $ (6.3)     $  8.6       $  7.8
              Operating margin           (3.1)%       4.1%         3.6%
-----------------------------------------------------------------------
Europe

              Revenues                 $450.8      $440.4       $445.2
              Operating income         $ 13.7      $ 29.1       $ 28.3
              Operating margin            3.0%        6.6%         6.4%
-----------------------------------------------------------------------


In Latin America, revenues and operating income increased in both the second quarter and the first six months of 2002 compared to the same period in 2001. Our greenfield facility in Recife, Brazil, which experienced initial difficulties, showed improvement in the second quarter.

Selling, general and administrative expenses increased by $7.6 million to $120.3 million in the second quarter of 2002 from $112.7 million in 2001. Almost half of the increase resulted from the recent acquisition of the printing and other selected assets of Hachette Filipacchi Medias as well as the acquisitions of Retail Printing Corporation and Grupo Serla in the second half of 2001. On a year-to-date basis, selling, general and administrative expenses were $249.7 million in 2002 compared with $235.6 million in 2001.

Financial expenses decreased by $9.7 million to $42.2 million in the second quarter of 2002, a 19% improvement. On a year-to-date basis, financial expenses were $87.7 million, a 17% improvement when compared to $106.2 million for the same period in 2001. This reduction was a result of lower interest rates on long-term debt and the securitization program as well as management's commitment to reduce debt and strengthen the Company's balance sheet.

The effective tax rate for the quarter and the year-to-date ended June 30, 2002 was 24%, compared with 26% and 27% for the three-month and the six-month periods of 2001, respectively. The effective tax rate, before restructuring and other special charges, was 23.4% for the full year 2001.

Net income for the second quarter was $64.2 million, $1.0 million or 2% higher than 2001. Earnings per share for the second quarter was $0.40, compared to $0.41 last year. For the six-month period, net income was $110.2 million, an increase of $4.5 million or 4% on 2001. Earnings per share was $0.68, unchanged compared to the same period last year.


RESTRUCTURING INITIATIVES
-------------------------

The restructuring initiatives announced in 2001 have progressed ahead of schedule.


FIGURE 3

Table
Title:        2001 Restructuring Initiatives - Progress Report


Column Title:              Key Projects        Status           Completion Date
                          ------------------------------------------------------
Rows:                      Metairie            closed           completed
                           Oklahoma City       closed           completed
                           Eagle               closed           completed
                           Chicago Wessel      closed           completed
                           Sayers              underway         3rd Quarter
                           Oakwood             underway         3rd Quarter
                           Orlando Litho       closed           completed
                           Arlington Heights   closed           completed
                           Hawkins             closed           3rd Quarter
                           Buenos Aires        closed           completed
                           Other Projects      -                3rd Quarter
                          ------------------------------------------------------

Nearly 3,000 employee positions have been eliminated as a result of restructuring initiatives implemented to date. As shown in figure 3, 10 facilities have been closed or their closure is underway, and more than 20 pieces of equipment have been successfully relocated. The cash costs incurred as at June 30, 2002 were as follows:


FIGURE 4

Table
Title:        Restructuring Initiatives - Cash Costs ($ millions)

                           Restructuring       Other Special       Total
                           Charges             Charges
---------------------------------------------------------------------------
Balances as at
Dec. 31, 2001                $98.5             $9.0              $107.5

Utilized in the first
six months of  2002          (37.2)            (3.3)              (40.5)
---------------------------------------------------------------------------
Balance as at
June 30, 2002                $61.3             $5.7               $67.0
---------------------------------------------------------------------------


The above cash costs do not reflect the progress of the restructuring due to trailing severance payments, future lease payments and other delayed exit costs.

Management expects that the planned restructuring will be substantially completed by September 2002.


LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION
---------------------------------------------------

Free cash flow for the second quarter of 2002 amounted to $40 million compared to $179 million for the same quarter last year. On a year-to-date basis, free cash flow showed an outflow of $40 million, the same as the six-month period ended June 30, 2001. Working Capital was ($94) million at June 30, 2002, compared to $54 million at June 30, 2001. This decrease of $148 million was primarily due to the Company's disciplined focus on collecting accounts receivable and to accrued liabilities for restructuring initiatives announced last year.

In March 2002, we acquired European Graphic Group S.A. ("E2G"), a subsidiary of Hachette Filipacchi Medias in Europe. E2G owns printing and bindery facilities in France and Belgium and a 50% ownership of Bayard Hachette Routage in France. This investment complements our European Gravure platform, and comes with a $400 million (exclusive of paper) long-term printing contract for Hachette's magazines in Europe. The purchase price, including assumption of long-term debt net of cash and cash equivalents, increased our long-term debt by $70.7 million.

As at December 31, 2001, we had committed to repurchase, under the Normal Course Issuer Bid announced on April 6, 2001, a total of 148,500 Subordinate Voting Shares. The settlement of this commitment took place in January 2002, for a net cash consideration of Cdn$5.2 million ($3.5 million), at an average cost per share of Cdn$35.28 ($23.89). A total of 3,692,200 Subordinate Voting Shares, at an average cost per share of Cdn$40.36 ($27.54), were repurchased under the program which expired on April 5, 2002.

As at June 30, 2002 our debt level was at $2,201 million, a $45 million decrease compared to the end of June 2001, including accounts receivable securitization, total debt would be $2,785 million, $63 million lower than last year (see figure
5). The debt to capitalization ratio also improved to 46:54 compared to 47:53 in 2001.


FIGURE 5

Table
Title:        Total Debt and Accounts Receivable Securitization ($ millions)

                                         June 30, 2002      June 30, 2001
---------------------------------------------------------------------------
Bank indebtedness                                 $0.1               $1.1
Current portion of long-term
  debt and convertible notes                      49.3               81.8
Long-term debt                                 2,037.8            2,051.2
Convertible notes                                114.1              112.4
---------------------------------------------------------------------------
Total debt                                    $2,201.3           $2,246.5

Accounts receivable securitization               583.5              601.5
---------------------------------------------------------------------------

Total debt and accounts receivable
  securitization                              $2,784.8           $2,848.0
---------------------------------------------------------------------------


The average annual cash obligations over the next three years represent approximately 10% of the 2001 EBITDA before restructuring and other charges (see figure 6).

FIGURE 6

Table
Title:        Contractual Cash Obligations ($ millions)

                        Remaining of                                         2007 and
                                2002     2003     2004     2005     2006   thereafter
--------------------------------------------------------------------------------------
Long-term debt and
  convertible notes                1        4       29       10      250       1,781

Capital leases                    32       24       23       13       10          24

Operating leases                  40       75       61       65       48         112
--------------------------------------------------------------------------------------
Total contractual
  cash obligations                73      103      113       88      308       1,917
--------------------------------------------------------------------------------------


We invested $66 million in ongoing capital projects during the second quarter of 2002 compared to $95 million for the same period last year. On a year-to-date basis, $112 million has been invested in capital projects in 2002 compared to $158 million in 2001. These capital expenditures were focused on implementing the various restructuring initiatives together with customer-driven projects that will improve service and costs. Two new initiatives were announced in the second quarter to bolster the Company's North American Retail Platform. We will be moving our Ontario, California facility to a new plant in nearby Riverside. The new 196,000 square foot facility will allow the Company to increase its production in the key Southern California Retail Market. The new facility is expected to be fully operational in the first quarter 2003. Quebecor World is also enhancing its Retail platform in Eastern Canada with the addition of two presses in our St-John, New Brunswick facility. This will allow us to better serve our North American retail customers.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.


RISKS AND UNCERTAINTIES
-----------------------

In the normal course of business, we are exposed to changes in interest rates and foreign exchange rates. However, we manage the interest rate exposure by having a balanced schedule of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements to manage this exposure.

We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As at June 30, 2002, we had no significant concentrations of credit risk.

ACCOUNTING POLICIES
-------------------

The Consolidated Financial Statements have been prepared using the same accounting policies described in the Company's latest Annual Report with the exception of the following items.

In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, Goodwill and Other Intangible Assets. Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps as explained in note 2(a) of the quarterly consolidated financial statements.

We have adopted Section 3062 effective January 1, 2002. As of the date of adoption, we had unamortized goodwill of approximately $2.5 billion. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The Company conducted the first step of the transitional goodwill impairment test as of the date of adoption and, based on this test, determined that there is no impairment. The impact of that change is presented in note 2(a) of the quarterly consolidated financial statements.

In November 2001, the CICA approved the modification of Section 1650 of the CICA handbook, Foreign Currency Translation, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. In the first quarter of 2002, we adopted the new recommendations retroactively. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheet and consolidated statements of income and retained earnings and cash flows as at June 30, 2002.

Effective January 1, 2002 we adopted the new recommendations of CICA Handbook
Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.

As permitted by Section 3870, we have chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.


SEASONALITY
-----------

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

FORWARD LOOKING STATEMENTS
--------------------------

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.



Michael Young
Senior Vice President,
Financial Operations and Control

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Periods ended June 30
(In millions of US dollars, except for earnings per share amounts)
(Unaudited)

                                                                    Three months           Six months
===========================================================================================================
                                                     Notes        2002       2001       2002        2001
-----------------------------------------------------------------------------------------------------------
REVENUES                                                      $1,471.5   $1,502.3   $2,930.7    $3,079.0

Operating expenses:
     Cost of sales                                             1,140.0    1,146.6    2,280.1     2,381.2
     Selling, general and administrative                         120.3      112.7      249.7       235.6
     Depreciation and amortization                                83.4       84.0      166.3       166.8
-----------------------------------------------------------------------------------------------------------
                                                               1,343.7    1,343.3    2,696.1     2,783.6
-----------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                 127.8      159.0      234.6       295.4


Financial expenses                                                42.2       51.9       87.7       106.2
-----------------------------------------------------------------------------------------------------------

Income before income taxes                                        85.6      107.1      146.9       189.2

Income taxes                                                      20.8       27.8       35.5        50.6
-----------------------------------------------------------------------------------------------------------

Income before minority interest                                   64.8       79.3      111.4       138.6

Minority interest                                                  0.6        0.7        1.2         1.6
-----------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                           64.2       78.6      110.2       137.0

Goodwill amortization, net of income taxes           2 (a)          -        15.4         -         31.3
-----------------------------------------------------------------------------------------------------------

NET INCOME                                                    $   64.2   $   63.2   $  110.2    $  105.7

Net income available to holders of preferred shares                7.3        4.6       14.4         7.8
-----------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares              $   56.9   $   58.6   $   95.8    $   97.9
===========================================================================================================

EARNINGS PER SHARE:                                   7
     Basic                                                     $  0.40   $   0.41   $   0.68    $   0.68
     Diluted                                                   $  0.40   $   0.41   $   0.68    $   0.68
===========================================================================================================

Average number of equity shares outstanding
     (in millions)                                    7
     Basic                                                       140.6      142.7      140.4       143.9
     Diluted                                                     145.7      147.3      145.3       148.2
===========================================================================================================

RETAINED EARNINGS:
Balance, beginning of period                                  $  742.5   $  875.9   $  721.8    $  870.3
     Net income                                                   64.2       63.2      110.2       105.7
     Shares repurchased                               6             -       (32.4)      (1.4)      (49.5)
     Share issue expenses                                           -          -          -         (3.0)
     Dividends:
         Equity shares                                           (16.9)     (17.2)     (33.7)      (31.5)
         Preferred shares                                         (7.2)      (4.6)     (14.3)       (7.1)
-----------------------------------------------------------------------------------------------------------

BALANCE, END OF PERIOD                                        $  782.6   $  884.9   $  782.6    $  884.9
===========================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended June 30
(In millions of US dollars)
(Unaudited)

                                                                    Three months            Six months
===========================================================================================================
                                                        Notes     2002       2001        2002        2001
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income                                                $  64.2    $  63.2     $ 110.2     $ 105.7
     Non-cash items in net income:
         Depreciation of property, plant and equipment            78.2       78.5       155.5       155.6
         Deferred income taxes                                    10.0       24.8        22.3        39.7
         Amortization of goodwill and deferred charges             5.2       20.9        10.8        42.5
         Other                                                     2.0        2.0         4.1         4.7

     Changes in non-cash balances related to operations:
         Trade receivables                                        89.1      121.5       (49.3)       65.0
         Inventories                                             (22.8)      33.1       (33.3)       27.1
         Trade payables and accrued liabilities                 (106.5)     (29.2)     (106.5)     (244.4)
         Other current assets and liabilities                     (8.9)     (12.1)      (19.4)      (16.4)
         Other non-current assets and liabilities                 (1.1)     (25.5)      (12.0)      (55.8)
-----------------------------------------------------------------------------------------------------------
     Cash provided from operating activities                     109.4      277.2        82.4       123.7

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                -        (0.7)         -         (1.9)
     Net proceeds from issuance of equity shares                   7.4        2.6        13.4         5.2
     Repurchases of shares for cancellation               6         -       (74.2)       (3.5)     (114.6)
     Net proceeds from issuance of preferred shares                 -          -           -        127.2
     Issuance (repayments) of long-term debt                     (42.3)    (106.6)      (28.6)       16.5
     Dividends on equity shares                                  (16.9)     (17.2)      (33.7)      (31.5)
     Dividends on preferred shares                                (7.2)      (4.6)      (14.3)       (7.1)
     Dividends to minority shareholders                           (1.9)      (1.5)       (1.9)       (1.5)
-----------------------------------------------------------------------------------------------------------
     Cash used by financing activities                           (60.9)    (202.2)      (68.6)       (7.7)

INVESTING ACTIVITIES:
     Acquisitions of businesses, net of cash and cash
       equivalents                                        3       (1.2)       0.8         2.7       (36.9)
     Additions to property, plant and equipment                  (65.9)     (94.5)     (112.4)     (158.0)
     Net proceeds from disposal of other assets                    3.8        0.8         4.3         1.7
     Other                                                         1.6         -          1.6          -
-----------------------------------------------------------------------------------------------------------
     Cash used by investing activities                           (61.7)     (92.9)     (103.8)     (193.2)

Effect of exchange rate changes on cash and cash
   equivalents                                                    10.6       16.3         5.8        24.9
-----------------------------------------------------------------------------------------------------------

Net decrease in cash and cash equivalents                         (2.6)      (1.6)      (84.2)      (52.3)

Cash and cash equivalents, beginning of period                     3.9        2.0        85.5        52.7
-----------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                       $   1.3    $   0.4     $   1.3     $   0.4
===========================================================================================================

Supplemental cash flow information:

Interest paid                                                  $  28.5    $  33.5     $  89.2     $  99.2
Income taxes paid                                                 20.6       27.0        32.4        48.9
===========================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)


                                                                JUNE 30       December 31        June 30
                                                            (UNAUDITED)         (Audited)    (Unaudited)
==========================================================================================================
                                                Notes              2002              2001           2001
----------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash and cash equivalents                                 $    1.3          $   85.5       $    0.4
     Trade receivables                                            423.7             366.6          514.3
     Receivables from related parties                               5.3               1.9            4.4
     Inventories                                                  417.8             377.1          433.7
     Deferred income taxes                                         58.2              58.0           57.9
     Prepaid expenses                                              30.0              24.1           39.0
----------------------------------------------------------------------------------------------------------
Total current assets                                              936.3             913.2        1,049.7

Property, plant and equipment, net                              2,703.0           2,634.0        2,684.1
Goodwill                                      2(a), 5           2,500.0           2,470.7        2,406.6
Other assets                                                      123.5             132.0          160.5
----------------------------------------------------------------------------------------------------------

Total assets                                                   $6,262.8          $6,149.9       $6,300.9
==========================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                         $    0.1          $    0.1       $    1.1
     Trade payables                                               475.1             462.9          486.5
     Accrued liabilities                                          485.6             561.2          423.2
     Income and other taxes payable                                20.1              26.5            3.3
     Current portion of long-term debt and convertible notes       49.3              57.0           81.8
----------------------------------------------------------------------------------------------------------
Total current liabilities                                       1,030.2           1,107.7          995.9

Long-term debt                                                  2,037.8           1,961.9        2,051.2
Other liabilities                                                 247.1             245.6          272.8
Deferred income taxes                                             267.9             234.0          334.2
Convertible notes                                                 114.1             113.3          112.4
Minority interest                                                  13.2              14.2           12.7

Shareholders' equity:
     Capital stock                                6             1,804.6           1,793.3        1,701.4
     Additional paid-in capital                                   104.6             104.6          104.6
     Retained earnings                                            782.6             721.8          884.9
     Translation adjustment                                      (139.3)           (146.5)        (169.2)
----------------------------------------------------------------------------------------------------------
                                                                2,552.5           2,473.2        2,521.7
----------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                     $6,262.8          $6,149.9       $6,300.9
==========================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended June 30, 2002 and 2001
(Tabular amounts are expressed in millions of US dollars, except for earnings per share amounts)
(Unaudited)


1.   BASIS OF PRESENTATION

     The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company's latest Annual Report have been used, with the exception of the new accounting changes described in note 2. However, these Consolidated Financial Statements do not include all disclosures required under Canadian generally accepted accounting principles and accordingly should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of our business.


2.   ACCOUNTING CHANGES

     The Company has changed certain accounting policies to comply with new standards.

     a)   GOODWILL AND OTHER INTANGIBLE ASSETS

          In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS. Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

          Intangible assets acquired in business combinations and intangible assets acquired individually or with a group of other assets, which have indefinite lives, are not amortized, and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. Intangible assets with definite useful lives are amortized over their useful life.

     a)   GOODWILL AND OTHER INTANGIBLE ASSETS (CONT'D)

          The Company has adopted Section 3062 effective January 1, 2002. As of the date of adoption, the Company had unamortized goodwill of $2,470.7 million. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $15.8 million and $31.0 million respectively (net of income taxes of $1.3 million and $2.6 million respectively) for the three-month and six-month periods ended June 30, 2002. The following summarizes the effect of the accounting change if it were applied retroactively:


          =========================================================================================================
                                                                          Three months               Six months
                                                                       2002         2001         2002         2001
          ---------------------------------------------------------------------------------------------------------
          Net income, as reported in the consolidated
             statements of income                                  $    64.2     $   63.2     $  110.2     $  105.7
          Goodwill amortization, net of income taxes                      -          15.4           -          31.3
          ---------------------------------------------------------------------------------------------------------
          Net income, adjusted:                                    $    64.2     $   78.6     $  110.2     $  137.0

          Earnings per share, adjusted:
             Basic                                                 $    0.40     $   0.52     $   0.68     $   0.90
             Diluted                                               $    0.40     $   0.51     $   0.68     $   0.89
          =========================================================================================================


          The Company conducted the first step of the transitional goodwill impairment test as of the date of adoption and, based on this test, determined that there is no impairment.

     b)   FOREIGN CURRENCY TRANSLATION

          In November 2001, the CICA approved the modification of Section 1650 of the CICA Handbook, FOREIGN CURRENCY TRANSLATION, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. In the first quarter of 2002, the Company adopted the new recommendations retroactively. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheet and consolidated statements of income and retained earnings and cash flows as at June 30, 2002.

     c)   STOCK-BASED COMPENSATION

          Effective January 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

     c)   STOCK-BASED COMPENSATION (CONT'D)

          The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

          Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002 under all plans, the Company's pro forma net income, earnings per share and diluted earnings per share would have been:


          ======================================================================
                                                Three months         Six months
                                                    2002                2002
          ----------------------------------------------------------------------

         Pro forma net income                     $   64.0           $  110.0

         Pro forma earnings per share:
            Basic                                 $   0.40           $   0.68
            Diluted                               $   0.40           $   0.68
          ======================================================================

          These pro forma amounts include a compensation cost based on a weighted-average grant date fair value of $4.38 per stock option for the 174,321 stock options granted during 2002, as calculated using the Black-Scholes option pricing model assuming a risk-free rate of 5.07%, a dividend yield of 2%, an expected volatility of 25% and expected lives of the stock options of 7 years. The pro forma disclosure omits the effect of awards granted before January 1, 2002.


3.   BUSINESS ACQUISITIONS

     In March 2002, the Company purchased all of the issued and outstanding shares of European Graphic Group S.A. ("E2G"), a subsidiary of Hachette Filipacchi Medias in France, for a cash consideration of $3.3 million and a purchase price balance amounting to $19.4 million. The purchase price will be adjusted by contingent consideration based on achieving a specific performance level over the next three years. E2G owns printing and bindery facilities in France and Belgium and a 50% ownership of Bayard Hachette Routage in France. This acquisition was accounted for using the purchase method and no goodwill resulted from the acquisition. Earnings are included in the consolidated statements of income since the date of acquisition. The allocation purchase price process was not completed as at June 30, 2002 and the amounts assigned to the assets and liabilities may be subsequently adjusted.

     During the six-month period ended June 30, 2002, the Company also acquired minority interests in North America and Europe for a cash consideration of $1.5 million.


4.   RESTRUCTURING AND OTHER CHARGES

     As at January 1, 2002, the balance of the restructuring reserve was $107.5 million; this related to workforce costs resulting from planned closures and other headcount reductions in addition to other restructuring and exit costs. The Company utilized $40.5 million of the restructuring and other charges reserve during the six-month period ended June 30, 2002.

5.   GOODWILL

     The changes in the carrying amount of goodwill for the six-month period ended June 30, 2002 are as follows:


     ===========================================================================================
                                                North                      Latin
                                               America       Europe       America         Total
     -------------------------------------------------------------------------------------------
     Balance as at January 1, 2002            $2,181.5       $270.8       $ 18.4       $2,470.7

     Goodwill acquired during the period           0.3          0.9           -             1.2

     Foreign currency changes                      1.7         37.8        (11.4)          28.1
     -------------------------------------------------------------------------------------------

     BALANCE AS AT JUNE 30, 2002              $2,183.5       $309.5       $  7.0       $2,500.0
     ===========================================================================================


6.   CAPITAL STOCK

     During the first quarter of 2002, the Company repurchased for cancellation under the Normal Course Issuer Bid program initiated in 2001, a total of 148,500 Subordinate Voting Shares for a net cash consideration of Cdn$5.2 million ($3.5 million).


7.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:


     ===============================================================================================
                                                                Three months            Six months
                                                                2002      2001        2002      2001
     -----------------------------------------------------------------------------------------------
     Net income available to holders of equity shares         $ 56.9    $ 58.6      $ 95.8    $ 97.9

     Income impact on assumed conversion of
       convertible notes, net of income taxes                    1.2       1.1         2.4       2.2
     -----------------------------------------------------------------------------------------------

     Net income adjusted for dilution effect                  $ 58.1    $ 59.7      $ 98.2    $100.1
     ===============================================================================================

     (In millions)
     Weighted average number of equity shares outstanding      140.6     142.7       140.4     143.9

     Effect of dilutive convertible notes and stock options      5.1       4.6         4.9       4.3
     -----------------------------------------------------------------------------------------------

     Weighted average number of diluted equity
       shares outstanding                                      145.7     147.3       145.3     148.2
     ===============================================================================================

     Earnings per share:
       Basic                                                  $ 0.40    $ 0.41      $ 0.68    $ 0.68
       Diluted                                                $ 0.40    $ 0.41      $ 0.68    $ 0.68
     ===============================================================================================

8.   SEGMENT DISCLOSURE

     The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies. Summarization of the segmented information is as follows:


     =============================================================================================
                                      North                Latin               Inter-
                                    America     Europe   America     Other     Segment       Total
     ---------------------------------------------------------------------------------------------
     Three months ended June 30,

     2002
     REVENUES                      $1,189.6     $239.0     $43.3    $   -       $(0.4)   $1,471.5
     OPERATING INCOME                 123.8        8.4       2.7      (7.1)        -        127.8

     2001
     Revenues                      $1,252.5     $213.3     $36.6    $   -       $(0.1)   $1,502.3
     Operating income                 139.0       16.3       2.4       1.3         -        159.0
     =============================================================================================
     Six months ended June 30,

     2002
     REVENUES                      $2,390.6     $450.8     $90.0    $   -       $(0.7)   $2,930.7
     OPERATING INCOME                 231.3       13.7       5.0     (15.4)        -        234.6

     2001
     Revenues                      $2,568.1     $440.4     $70.8    $   -       $(0.3)   $3,079.0
     Operating income                 264.0       29.1       4.3      (2.0)        -        295.4
     =============================================================================================

     Graph: Stacked column with 3-D visual effect

     Title:          Operating Margin
                     -----------------
                       (Six Months)

     X axis only:     1999, 2000, 2001, 2002

         Column:           Value:
                1999                7.7%
                2000                9.6%
                2001                9.6%
                2002                8.0%

     Graph: Stacked column with 3-D visual effect with stacked line marking values from 1999 to 2002

     Title:          Net Income ($ Millions) - Diluted EPS ($)
                     -----------------------------------------
                                 (Six Months)

     Note: The columns specify for Net Income

     X axis only: 1999, 2000, 2001, 2002

        Column:           Value:
                1999               $68.4
                2000              $100.4
                2001              $105.7
                2002              $110.2

     Note: The line specifies for Diluted EPS
     Line with marking value:                  value:
                1999                                   $0.54
                2000                                   $0.64
                2001                                   $0.68
                2002                                   $0.68

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               QUEBECOR WORLD INC.



                               By:     /s/ Michael Young
                                      ---------------------------------------
                               Name:   Michael Young
                               Title:  Senior Vice President,
                                       Financial Operations and Control



Date: August 21, 2002